Extended No Lapse	In this rider “we”, “our” and “us” mean Equitable Financial Life Insurance
Guarantee Rider	Company. “You” and “your” mean the owner of the policy at the time an owner’s right is exercised.

This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

Effective Date of this Rider. This rider is effective on the Register Date of this policy.

This Rider’s Benefit. This rider will prevent this policy from lapsing at the beginning of a policy month provided that all of the following conditions are met:

a)	this rider has not terminated; and

b)

the sum of premium payments, accumulated at the Actual Premium Accumulation Rate, if any, shown in the “Policy Information” section of the policy, less any partial withdrawals, accumulated at the Actual Premium Accumulation Rate, if any, is at least equal to the sum of the monthly Extended No Lapse Guarantee Premiums for basic life insurance benefits and any additional benefit riders shown in the “Table of Extended No Lapse Guarantee Premiums” in the “Policy Information” section of this policy, accumulated at the Extended No Lapse Guarantee Premium Accumulation Rate, if any, shown in the “Policy Information” section of the policy, from the Register Date of the policy up to that month; and

c)	the death benefit option has always been Option A since the policy was issued; and

d)	any outstanding policy loan and accrued loan interest does not exceed the Policy Account Value.

If the Net Policy Account Value at the beginning of the policy month is not sufficient to cover the total monthly deductions for that month and this policy would otherwise go into default, but the above conditions are met, this policy will not be in default and we will take monthly deductions up to the amount in the Policy Account; see the “Grace Period” provision of this policy.

The Extended No Lapse Guarantee Premiums for basic life insurance benefits and any additional benefit riders are shown in the “Table of Extended No Lapse Guarantee Premiums” in the “Policy Information” section of this policy. Certain policy changes after issue will change the Extended No Lapse Guarantee Premiums but they will not change the Extended No Lapse Guarantee Period.

Fund Allocations. While this rider is part of this policy only our Guaranteed Interest Account (GIA) [, certain Variable Indexed Option(s),] and certain funds of our Separate Account (SA) are available as investment options, as noted in the application, the prospectus, and any prospectus supplement for this policy.

If any of these restrictions are changed in the future, we will notify you by prospectus supplement or other form of written communication. If this rider terminates, and this policy remains in force, the fund allocation restrictions imposed by this rider will no longer apply.

Grace Period, Restoring Your Policy Benefits and The Insurance Benefit We Pay. While this rider is in effect, references in the Grace Period, Restoring Your Policy Benefits and The Insurance Benefit We Pay provisions in your policy to periods of time, premium amounts, accumulation rates, premium fund test and termination related to the No Lapse Guarantee shall be deemed to include periods of time, premium amounts, accumulation rates, premium fund test and termination related to the Extended No Lapse Guarantee as described in this rider.

The Charge for this Rider. There is an Extended No Lapse Guarantee Premium Charge for this rider that is deducted from each premium paid during the Extended No Lapse Guarantee Period shown in the “Policy Information” section of this policy. The amount of this charge is described in the “Table of Maximum Deductions from Premium Payments” in the “Policy Information” section of this policy. In addition, there are charges for this rider that are part of the monthly deductions from the Policy Account during the Extended No Lapse Guarantee Period: a monthly Extended No Lapse Guarantee per $1,000 of Face Amount Charge and a monthly Extended No Lapse Guarantee Policy Account Charge. The Extended No Lapse Guarantee Policy Account Charge is determined as a percentage of the amount in your Policy Account excluding any amount in the Guaranteed Interest Account. The monthly charges for this rider are shown in the “Table of Maximum Monthly Deductions from Your Policy Account” in the “Policy Information” section of this policy. Certain policy changes after issue may change the charges for this rider, but they will not change the Extended No Lapse Guarantee Period.

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Amendment of “The Insurance Benefit We Pay” Provision. While this rider is in effect, the fourth bullet of the “The Insurance Benefit We Pay” provision of your policy is deleted and replaced by the following:

•

minus, if the insured person dies during a grace period, the lesser of any overdue deductions from your Policy Account or the lowest premium amount, if any, necessary to keep the benefit of this rider or that of any other No Lapse Guarantee in effect under the policy.

When This Rider Will Terminate. This rider will terminate on the earliest of the following dates:

a)	on the date of the insured person’s death;

b)	on the date the policy ends without value at the end of a Grace Period, is given up for its Net Cash Surrender Value, or otherwise terminates;

c)	on expiration of the Extended No Lapse Guarantee Period shown in the “Policy Information” section of this policy;

d)	on the effective date that the death benefit option is ever changed to Option B during the Extended No Lapse Guarantee Period;

e)	on the date any Loan Extension Endorsement becomes effective; or

f)	after attained age 70 of the insured person, on the effective date of a requested increase in base policy face amount during the Extended No Lapse Guarantee Period.

You may also terminate this rider at any time after policy issue by asking for this in writing. The effective date of termination will be the beginning of the policy month that coincides with or next follows the date we receive your request.

Once this rider terminates for any reason, it may not be restored.

Incontestability and Suicide Exclusions. The Incontestability and Suicide Exclusion provisions of this policy also apply to this rider.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[

	Mark Pearson, Chairman of the Board and Chief Executive Officer	Jose R. Gonzalez, Chief Legal Officer and Secretary]

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